UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36089 / April 15, 2026

In the Matter of

The 2023 ETF Series Trust
c/o Tidal ETF Services LLC
234 West Florida Street, Suite 203
Milwaukee, Wisconsin 53204

Pictet Asset Management SA
60 Route Des Acacias
Geneva, Switzerland

Pictet Asset Management Ltd.
Moor House, 120 London Wall
London, United Kingdom EC2Y

(812-15921)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND CERTAIN
DISCLOSURE REQUIREMENTS

The 2023 ETF Series Trust, Pictet Asset Management SA, and Pictet Asset Management Ltd. filed an application on October 23, 2025, and an amendment to the application on March 4, 2026, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act, as well as from certain disclosure requirements. The order permits applicants to enter into and materially amend subadvisory agreements without shareholder approval and also grants relief from certain disclosure requirements

On March 20, 2026, a notice of the filing of the application was issued (Investment Company Act Release No. 36208). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by The 2023 ETF Series Trust, Pictet Asset Management SA, and Pictet Asset Management Ltd.  (File No. 812-15921) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.


**Sherry R. Haywood,**

*Assistant Secretary.*